May 11, 2018


Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund VI
         Registration on Form N-1A
         Post-Effective Amendment No. 95
         Accession Number: 0001445546-18-002278
         (Registration Statement File Nos. 333-182308, 811-22717)


Ladies and Gentleman:

      On behalf of First Trust Dorsey Wright Dynamic Focus 5 ETF (the "Fund"), a series of First Trust Exchange-Traded Fund VI (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust's Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. Post-Effective Amendment No. 95 was originally filed with the Securities and Exchange Commission on May 11, 2018.

      Post-Effective Amendment No. 95 to the Trust's Registration Statement was inadvertently filed under the wrong Series and Class identifiers and should not replace the Post-Effective Amendment applicable to the Fund. Post-Effective Amendment No. 95 will be refiled under the correct Series and Class identifiers applicable to the First Trust Dorsey Wright DALI 1 ETF, a separate series of the Trust.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VI

By:      /s/ James M. Dykas
         -------------------------------------
         James M. Dykas,
         President and Chief Executive Officer